Exhibit 99.1

Vermilion Energy Inc. Announces 2016 Budget

CALGARY, Jan. 5, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Us", or "Our") (TSX, NYSE: VET) is pleased to announce that our Board of Directors has approved an exploration and development ("E&D") capital budget for 2016 of $285 million.

Highlights

  Budgeted E&D investment of $285 million for 2016 represents a 41% decrease from 2015 forecasted E&D investment of $485 million, and a 59% decrease from 2014 investment of $688 million.
  Production guidance for 2016 is 62,500 to 63,500 boe/d, representing year-over-year growth of approximately 15%.
  At current strip prices, Vermilion expects to fully fund 2016 E&D expenditures and cash dividends from fund flows from operations, with surplus cash generation used to reduce debt in 2016.
  Vermilion has the operational flexibility to further reduce its 2016 E&D program if commodity prices continue to weaken.

2016 E&D Budget Overview and Production Guidance

Our 2016 E&D budget of $285 million is a reduction of $65 million or 19% from our preliminary 2016 expenditure guidance of $350 million (announced in November 2015), and a decrease of $200 million or 41% from our projected 2015 E&D expenditures of approximately $485 million.  This marks the second year-over-year decrease in E&D spending in response to lower commodity prices, and a total reduction in annual E&D investment of more than $400 million (59%) as compared to 2014.

We are reducing E&D investment to preserve value, maintain our strong balance sheet, and support the long-term sustainability of our capital markets model.  At current strip prices, we anticipate that fund flows from operations will fully fund 2016 E&D expenditures and cash dividends.  Surplus funds will be applied to debt reduction during 2016.  We will continue to monitor commodity prices and make further adjustments to our capital program if required.

Our production guidance for 2016 is 62,500 to 63,500 boe/d.  This is little changed from the range of 63,000 to 65,000 boe/d that we originally set in March 2014, before the significant decrease in commodity prices began.  We believe that our ability to substantially maintain the original guidance - in the face of delays at Corrib and successive reductions in capital investment in 2015 and 2016 - demonstrates the strength of our asset base and our continuing operational improvement.

Despite the significant decrease in E&D spending, we expect to deliver year-over-year production growth of approximately 15% in 2016.  Our robust project portfolio contains a very large set of investment projects that offer strong return and efficiency characteristics in the current economic environment.  In addition to imparting greater stability to our cash flows, our geographic and commodity diversification makes it possible to generate a high return capital program even in depressed commodity markets, and provides the flexibility to respond to changes in individual commodity markets when recovery occurs.

Should capital availability increase during the year as a result of a meaningful improvement in commodity prices, we do have the capability to increase E&D investment levels.  However, we expect that any increase would be fully funded by internal cash generation under the prevailing commodity strip.  Moreover, we consider it highly unlikely that we would elect to invest more than our original 2016 target of $350 million into E&D activities.

North America

Our 2016 drilling activities in North America will predominately focus on lease expiries and non-operated wells, in line with our objective of preserving value during this period of commodity weakness.  We expect to invest approximately $73 million in E&D activities in Canada in 2016, which is 64% less than the $202 million forecasted for 2015, and 78% less than $336 million in 2014.

We expect to drill or participate in nine (4.9 net) Mannville wells in 2016.  Economics for our Mannville program, particularly condensate-rich Ellerslie targets, remain strong in the current commodity price environment.  Our budgeted Cardium program includes eight (2.0 net) non-operated wells.  Lastly, we intend to drill or participate in eight (6.0 net) Midale wells in our Southeast Saskatchewan light oil play.

In the United States, we expect to complete and tie-in two (2.0 net) wells that were drilled late in 2015 and drill, complete and tie-in one (1.0 net) additional well.  All three wells target the Turner Sand in the Powder River Basin of Wyoming.

Europe

Our 2016 E&D budget for the Netherlands of $42 million represents a decrease of 11% from our forecasted 2015 investment of $47 million.  We anticipate drilling two (0.9 net) wells, as compared to 2015 activity of two (1.9 net) wells.  We also plan to complete a pipeline twinning in our Gorredijk concession to address pipeline constraints that are restricting well deliverability.  Incremental production associated with this infrastructure project is expected in 2017.

In France, we intend to complete approximately 30 highly capital-efficient workovers with expected rates of return in excess of 85%.  Despite continued strong economics at current strip prices, we have elected to not proceed with a previously planned Champotran drilling program.  However, we do have the operational flexibility to reinstate this program later in 2016 in the event we implement a modestly-increased investment program.

In Germany, the majority of our capital will be directed to activities associated with the farm-in agreement we signed in July 2015.  Specifically, we expect to commence permitting and pre-drill activities for two prospects, as well as to continue our ongoing analysis of the proprietary geologic data associated with the farm-in assets.

Following the achievement of first gas at Corrib on December 30, 2015, capital activities in Ireland are expected to be minimal in 2016.  The P2 well is scheduled to be tied-in to the subsea production system during April.  This well will provide additional back-up to augment the deliverability of the other five wells in the Corrib field.

Australia

Following our successful 2013 and 2015 drilling programs, we are planning a two-well drilling program in Australia for 2016.  Program economics remain strong with an expected after-tax rate of return of 20% at US$40 Brent.  The Australian drilling program requires a great deal of advance contracting and logistical planning, which means that full-cycle costs are minimized by proceeding with this program in the second quarter of 2016, as previously scheduled.  Furthermore, we expect services costs to be near their lows in 2016, making this a desirable time to drill these high-quality sidetrack locations.  The majority of the budgeted $66 million of E&D expenditures for Australia are for the drilling program, with the remainder funding ongoing facilities maintenance, enhancement and refurbishment.

Capital Expenditures by Country

Country	2015 Estimate ($mm)	2016 Budget* ($mm)	2016 vs. 2015 % Change
Canada	$202	$73	(64%)
France	92	70	(24%)
Netherlands	47	42	(11%)
Germany	6	8	33%
Australia	63	66	5%
USA	12	14	17%
Ireland	63	9	(86%)
Central and Eastern Europe	-	3	-
Total E&D Capital Expenditures	$485	$285	(41%)

Total Development Capital by Category

Category	2015 Estimate ($mm)	2016 Budget* ($mm)
Drilling, completion, new well equipment and tie-in, workovers and recompletions	$327	$165
Production equipment and facilities	122	75
Seismic, studies, land and other	36	45
Total E&D Capital Expenditures	$485	$285

* 2016 Budget reflects foreign exchange assumptions of USD/CAD 1.38, CAD/EUR 1.52 and CAD/AUD 0.99.

Commodity Hedging

Vermilion hedges to manage commodity, currency and interest rate exposure risks.  We currently have more than 20% of our expected net-of-royalty production hedged for 2016, including 41% of our anticipated European gas volumes.  Given our focus on growth in European natural gas, we continue to hedge into the 2016 through 2018 periods as suitable opportunities arise.  Our 2016 European gas hedge collars are at an average floor price of C$8.66/mmbtu and an average ceiling price of C$10.14/mmbtu, and our swaps are at an average price of C$9.78/mmbtu.  We have 21% of our net of royalty European gas volumes hedged for 2017 with collars at an average floor price of C$8.00/mmbtu and an average ceiling price of C$9.98/mmbtu, and swaps at an average price of C$8.57/mmbtu.  Approximately 11% of our net of royalty European gas volumes are hedged for 2018 with collars at an average floor price of C$6.80/mmbtu and an average ceiling price of C$8.48/mmbtu, and swaps at an average price of C$8.54/mmbtu.  Forward prices for European natural gas remain at two to three times the price of Canadian natural gas.

For additional information on our current hedge position, please visit our website at http://www.vermilionenergy.com/ir/hedging.cfm.

Sustainability

Vermilion is committed to managing our business in a financially sustainable manner that preserves value while delivering reliable and growing dividends to our shareholders over the long term.  Our significant reduction in E&D expenditures for 2016 supports this objective, while our diversified asset base is expected to continue to deliver substantial year-over-year production growth despite significantly lower investment.  If commodity prices continue to weaken, we have the operational flexibility to further reduce our 2016 E&D program to support the sustainability of our dividend and our balance sheet.  We intend to direct any excess fund flows from operations in 2016 towards debt reduction.

Maintaining the strength of our balance sheet remains paramount.  The sustainability of our dividend also remains a key priority for us, and we have never reduced it since it was initiated in 2003.  Over the past thirteen years, we have paid out over $2.3 billion in dividends to our shareholders.  We expect to maintain our current $0.215 per share monthly dividend in the current commodity price environment.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 7%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

DISCLAIMER

Certain statements included or incorporated by reference in this press release constitute forward-looking statements or financial outlooks under applicable securities legislation.  Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

  anticipated 2016 E&D expenditures, including the location, type and impact of expenditures;
  anticipated amount of 2015 E&D expenditures;
  our balance sheet strength and the sustainability of our dividend in a protracted weak oil price environment;
  anticipated 2016 average daily production, including anticipated overall annual production growth rates;
  ability to further reduce 2016 capital program in weaker price environment;
  continued supportive fundamentals for European gas;
  ability to provide production growth and a reliable and growing dividend over the long-term.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and natural gas deposits;
  risks inherent in Vermilion's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to proposed acquisitions, exploration or development projects or capital expenditures;
  Vermilion's ability to enter into or renew leases;
  fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of Vermilion to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
  other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Lorenzo Donadeo, CEO; Anthony Marino, President & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:58e 05-JAN-16